Sub-Item 77Q1: Exhibit B

BANCROFT CONVERTIBLE FUND, INC.
ELLSWORTH CONVERTIBLE GROWTH AND INCOME FUND, INC.
(THE "FUNDS")
NOMINATING AND ADMINISTRATION COMMITTEES CHARTER
(Effective October 15, 2001)

Nominating and Administration Committees Membership

The Nominating and Administration Committees shall be composed entirely of independent directors (directors who are not "interested persons" of the Funds, as defined in the Investment Company Act of 1940, as amended (the "1940 Act")).

Board Nominations and Functions

1.	The Committees shall make nominations for independent
director membership on the Board of Directors.  The
Committees shall evaluate candidates' qualifications for
Board membership and their independence from the Funds'
investment adviser and other principal service
providers.  Persons selected must be independent in
terms of both the letter and the spirit of the 1940 Act.
The Committees shall also consider the effect of any
relationships beyond those delineated in the 1940 Act
that might impair independence, e.g., business,
financial or family relationships with managers or
service providers.  If members of the Committees do not
unanimously agree to nominate an incumbent independent
director for re-election to the Board of Directors, the
Committees shall submit the issue of nomination of such
person for re-election to the independent directors as a
group.
2.	The Committees shall periodically review Board
governance procedures and shall recommend any
appropriate changes to the full Board of Directors.
3.	The Committees shall periodically review the composition
of the Board of Directors to determine whether it may be
appropriate to add individuals with different
backgrounds or skill sets from those already on the
Board.
4.	The Committees shall periodically review director
compensation and shall recommend any appropriate changes to the independent directors as a group.
Committees Nominations and Functions

1.	The Committees shall make nominations for membership on
all committees and shall review committee assignments at
least annually.
2.	The Committees shall review as necessary the
responsibilities of any committees of the Board, whether there is a continuing need for each committee, whether there is a need for additional committees of the Board, and whether committees should be combined or reorganized. The Committees shall make recommendations for any such action to the full Board. Any proposed changes shall be approved by a majority of the independent directors.
Other Powers and Responsibilities

1.	The Committees shall monitor the performance of legal
counsel employed by the Funds and the independent
directors, and shall be responsible for the supervision
of counsel for the independent directors.  The
Committees shall consider and oversee the selection of independent legal counsel to the independent directors and recommend such counsel to the independent directors.
In making such selection the Committees will examine and monitor such legal counsel's client relationships in order to ascertain continued independence.
2.	The Committees shall have the resources and authority
appropriate to discharge their responsibilities,
including authority to retain special counsel and other experts or consultants at the expense of the appropriate Fund(s).
3.	The Committees shall review this Charter at least
annually and recommend any changes to the full Board of Directors. This Charter may be amended only with the approval of a majority of the independent directors.
Meetings

The Committees may meet either on their own or in conjunction with meetings of the full Board of Directors. Meetings of the Committees may be held in person or by conference telephone. Where appropriate, the Committees may take action by written consent in lieu of a meeting.

Maintenance of Charter

Each Fund shall maintain and preserve in an easily accessible place a copy of this Charter and any modification to this Charter.